Exhibit 99.1

Primech Holdings’ HYTRON Draws 250+ Qualified Client Inquiries at CMS Berlin 2025, Signaling Global Expansion

SINGAPORE, Sept. 29, 2025 (GLOBE NEWSWIRE) -- Primech AI Pte. Ltd. (“Primech AI” or the “Company”), a subsidiary of Primech Holdings Limited (Nasdaq: PMEC), announced strong global traction from its first participation at CMS Berlin 2025, where the Company debuted its next-generation HYTRON AI robots for sustainable hygienic service and drew 250+ qualified client inquiries through extensive live demonstrations, validating its commercial potential in the multi-billion-dollar global facilities management market.

HYTRON generated 250+ qualified inquiries from prospective clients including international hotel chains, and strategic partners across Europe (Germany, the UK, France, Italy, Scandinavia), alongside keen interest from the USA, the Middle East, Australia and Japan — highlighting strong global demand and substantial business development opportunities in the facility management sector. Through live demonstrations, the robot showcased advanced AI capabilities and autonomous facility operations that deliver measurable efficiency gains and scalability across commercial and household settings.

“CMS Berlin marks a pivotal milestone in HYTRON’s global rollout,” said Ken Ho, Chairman & CEO of Primech Holdings Limited. “The strong traction, including 250+ qualified inquiries from clients and partners worldwide, validates HYTRON’s commercial potential and our vision for AI-driven hygienic service that delivers cost savings, efficiency, wellbeing and scalability at industry level. We’re confident that the such global expansion will support Primech to set the industry standard for intelligent facility automation with exponential growth in the revenue in the future.”

CMS Berlin represents the launch of HYTRON’s global World Tour, an international expansion campaign designed to build visibility and accelerate commercialization. Upcoming stops include the Building Maintenance & Clean Expo 2025 in Tokyo, Japan (November 19-21, 2025), followed by CES Las Vegas, USA (January 7-10, 2026). These high-profile events position Primech to strengthen its sales pipeline, secure strategic partnerships, and scale global revenue opportunities.

About Primech AI

Primech AI is a leading robotics company dedicated to pushing the boundaries of innovation in technology. With a team of passionate individuals and a commitment to collaboration, Primech AI is poised to revolutionize the robotics industry with groundbreaking solutions that make a meaningful impact on society. For more information, visit www.primech.ai.

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact:
Email: ir@primech.com.sg

Investor Relations Contact:
Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com